ORRICK, HERRINGTON & SUTCLIFFE 43RD FLOOR, GLOUCESTER TOWER THE LANDMARK 15 QUEEN’S ROAD CENTRAL HONG KONG tel 852-2218-9100 fax 852-2218-9200 WWW.ORRICK.COM

November 12, 2010

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop Number 3030

Attn:	Russell Mancuso, Branch Chief, Legal
Gabriel Eckstein Daniel Morris, Special Counsel Martin James
Kevin Vaughn, Branch Chief, Accounting
Tara Harkins

Re:	SemiLEDs Corporation
Registration Statement on Form S-1
Registration No. 333-168624

Ladies and Gentlemen:

This letter is being filed in response to your letter dated November 10, 2010 (the “Staff Letter”), setting forth comments relating to Amendment No. 4 to the Registration Statement on Form S-1  (“Amendment No. 4”) of SemiLEDs Corporation (“SemiLEDs” or the “Company”) filed on October 26, 2010 with the Securities and Exchange Commission (the “Commission” or the “Staff”).  The Company is concurrently filing today with the Commission Amendment No. 5 to Form S-1 (“Amendment No. 5”).  For your reference, a copy of Amendment No. 5, together with four marked copies of Amendment No. 5 indicating changes from Amendment No. 4, are enclosed with this letter.

The Staff’s comments are repeated below, followed by the Company’s response and a summary of the responsive actions taken.  We have included for your convenience specific page numbers in Amendment No. 5 that have revisions to or insertions of language which seeks to address the Staff’s comment.

Prospectus Summary, page 1

Company Overview, page 1

PARTNERS:

PHOEBUS K.F. CHU • ELIZABETH A. COLE • ANDREW J. DALE • MARK J. LEE • EDWIN K.C. LUK • ROBERT S. PÉ • NEAL A. STENDER • MICHELLE A.M. TAYLOR
SOOK YOUNG YEU

PARTNERS, ORRICK, HERRINGTON & SUTCLIFFE LLP, REGISTERED FOREIGN LAWYERS:

DAVID K. CHO (CALIFORNIA) • DAVID R. HALPERIN (NEW YORK) • MICHAEL T. HAWORTH (CALIFORNIA) • MAURICE L.S. HOO (CALIFORNIA) • ALLEN T.C. SHYU (ILLINOIS)
CHRISTOPHER H. STEPHENS (NEW YORK) • JAMES M. TERVO (CALIFORNIA)

1.                                      Please tell us the reason for the deletion of your packaging business in the second paragraph of this section.  We note from your disclosure elsewhere in your document that your business includes packaging chips to create LED components.

In response to the Staff’s comments, the Company has reinstated the sentence in the second paragraph on page 1.  The deletion made in Amendment No. 4 was not meant to be a substantive change but was made because the sentence was thought to be repetitive or redundant.

Risk Factors, page 11

We may be exposed…, page 14

2.                                      We note your deletion of the complaint by Ms. Rothschild. Given your previous disclosure that an injunction could prevent you from selling your products, please tell us why this disclosure is no longer included in your risk factors.

In response to the Staff’s comment, the Company has reinstated disclosure of the complaints filed by Ms. Rothschild and Bluestone on page 15. As with the response to Comment No. 1, the deletion of such matter was not meant to be a substantive change.  Given that the Company had received a recent complaint, the Company included disclosure of such complaint in the “Risk Factors” section as an example of the type of litigation actions the Company may face from time to time and the Company had provided a cross-reference to the “Business” section where more information could be found on the other litigation matters.

We may not be successful in expanding..., page 19

3.                                      Please clarify your disclosure here and in the section beginning on page 92 to include the substance of your response to prior comment 2.

In response to the Staff’s comment, the Company has added disclosure on pages 19-20 and 92-93.

We derive a substantial portion...,  page 19

4.                                      We note the revised disclosure to reflect the results of your fiscal year ended August 31, 2010. Please file any agreements with new significant customers or tell us why they should not be filed.

The Company confirms that it does not have any agreements with new significant customers that are required to be filed under Item 601 of Regulation S-K and other applicable disclosure rules.  In addition, all significant customer information has been disclosed in the registration statement, including the Company’s three largest customers, which accounted for 19.5%, 7.6% and 6.6% of its total revenues for the year ended August 31, 2010.

We have operations and sales..., page 27

5.                                      We reissue the second part of prior comment 5 relating to the tax opinion because you do not address it in your response.

The Staff’s comment is duly noted.  The Company expects to file a tax opinion from our firm by amendment.

Delaware law and  our certificate of incorporation..., page 41

6.                                      We note your revisions to this risk factor. Please clarify that Simplot Taiwan is owned by your director, Scott Simplot. Make corresponding changes under “Certain Relationships and Related Party Transactions” on page 122 and under “Certificate of Incorporation and Bylaws...” on page 131.

In response to the Staff’s comment, the Company has added disclosure on pages 41, 122 and 131.

Management’s Discussion and Analysis..., page 51

7.                                      Your revised disclosure in the penultimate paragraph on page 51 now suggests that SS Optoelectronics may not become operational. Please clarify the reason for this uncertainty.

The Company advises the Staff that, pursuant to the SS Optoelectronics joint venture agreement, the commencement of operations of SS Optoelectronics was dependent upon its receiving approval from the Hsinchu Science Park Administration (the “Administration”) of its application for entry into the Hsinchu Science Park. On behalf of the joint venture, the Company had made the application to the Administration for the entry of SS Optoelectronics into the Hsinchu Science Park on September 16, 2010. However, the Administration, which administers the businesses and issues permits for all businesses wishing to conduct their operations in this region of Taiwan, rejected SS Optoelectronic’s application for entry on September 27, 2010 for various reasons, including primarily because the main purpose of the joint venture was for sales and trading and not for research and development as required under the regulations of the Administration.  As such, the Company has made a determination to dissolve SS Optoelectronics in accordance with the terms of the joint venture agreement.  The Company has revised the disclosure in the Registration Statement to reflect such fact.  Given that the customer has not placed any orders to date through the joint venture entity, the Company does not believe that dissolving this joint venture will have any adverse impact on its financial results or its relationship with this customer.

Liquidity and Capital resources, page 75

8.                                      We note your revisions to the second paragraph of this section. Please revise to clarify the current balance outstanding under the E.SUN Commercial Bank line of credit.

In response to the Staff’s comment, the Company has added disclosure on page 75.

Contractual Obligations, page 77

9.                                      Please tell us where you have filed your agreement to purchase additional space at your Hsinchu, Taiwan headquarters.

The purchase agreement for the first and second floors of the building in Hsinchu, Taiwan, had been submitted to the Administration for approval on September 24, 2010. The Company obtained the approval for the purchase from the Administration on October 13, 2010.  The Company has amended the Registration Statement to reflect the receipt of such approval on page 78.  In addition, although the Company does not believe that this agreement meets the materiality threshold under Item 601 of Regulation S-K, the Company has nevertheless filed such agreement as Exhibit 10.25 to Amendment No. 5.

Business, page 84

Competitive Manufacturing Cost Structure, page 85

10.                               We note your response to prior comment 8. Please disclose how your cost savings analysis shifts as the price per wafer increases or decreases. In addition, disclose how the cost savings analysis shifts, if at all, depending upon the size of the wafer. To the extent that the reclamation rate differs with the size of the wafer, please discuss.

The Company advises that it believes, based on its manufacturing experience to date, that the cost of reclaiming each wafer remains fixed for a particular wafer size.  As the number of times the Company is able to reclaim a wafer has generally remained fixed, when the cost of a sapphire wafer increases, the cost savings resulting from reclamation also increase.  By contrast, as sapphire wafer costs decrease, the cost savings resulting from reclamation continue to decrease to the point where there is no longer any benefit from reclamation (i.e. when the cost of reclamation equals or exceeds the cost of a new and non-reclaimed sapphire wafer).

With respect to whether or not the cost savings increases as the wafer size increases, the Company submits that the percentage of cost savings increases with larger wafer sizes increases.  Again, to date, the Company’s experience in migrating from 2.5” wafers to 4” wafers has been that the number of times it is able to reclaim a wafer remains fixed.  However, as the cost of wafers increases disproportionately with each increase in wafer size, the percentage of cost savings also increases in line with such increase in sapphire wafer price.  Because the Company’s manufacturing experience has been limited to 2.5” wafers and 4” wafers, it is unable to make a determination at this time whether the same characteristics will hold with 6” or larger wafer sizes.

Finally, as to whether or not reclamation rates vary with different wafer sizes, based on the Company’s experience to date, the reclamation rates that the Company has been able to achieve have not changed when migrating from 2.5” wafers to 4” wafers, as noted above.  As with the previous savings analysis, the Company respectfully submits that it does not have sufficient data to determine at this time whether the reclamation rates will be different with 6” or larger wafers.  The Company has amended the disclosure on pages 85-86 to clarify the cost savings reflecting the above analysis.

Expand our Manufacturing Capacity..., page 87

11.                               Regarding your added disclosure in response to prior comment 10, please disclose the increase that the added 10 million capacity represents when compared to your current capacity.

In response to the Staff’s comment, the Company has added disclosure on page 88.

Facilities, page 96

12.                               We reissue prior comment 9 because your revisions do not disclose what portion of your facilities is used for manufacturing operations.

In response to the Staff’s comment, the Company has added disclosure on page 96.

Legal Proceedings, page 97

13.                               Refer to the second paragraph. Please disclose whether monetary damages have been specified and, if so, in what amount.

In response to the Staff’s comment, the Company has added disclosure on pages 14 and 97 to the effect that no specific monetary damages have been sought in the complaint.

Board of Directors of China SemiLEDs, page  100

14.                               We note your response to prior comment 13. You indicate in your example in the carryover paragraph at the bottom of page 100 that share of ownership of 22% entitles you to nominate two of nine directors even though this is slightly less than 2/9 of the shares outstanding. Therefore, under your example, 22% should allow for only one director. Please clarify.

The Staff’s comment is duly noted.  There was a typographical error on such page. For the sake of clarity, however, the Company has made changes to page 101. To clarify, the disclosure now clearly reflects the fact that if the Company were to hold one third (1/3) of the shareholding interest in China SemiLEDs, or in other words, 33.%, the Company would be entitled to appoint three of the nine directors of China SemiLEDs, as mathematically, 1/3 multiplied by the total available board seats would equal 3.  However, if the Company were to hold exactly 33.0% of the shareholding interest in China SemiLEDs, 33.0% of 9 would mathematically equal 2.97, and therefore, the Company would round down and appoint two out of the nine directors.

Executive Compensation, page 108

15.                               Please revise to include the information contained in your response to prior comment 16. In addition, please tell us with a view to disclosure whether you believe that all subsets of the semiconductor market are generally similar and without material difference. To the extent that material differences do exist and some subsets face more complex challenges than others, please tell us how you accounted for this differential in your compensation analysis.

In response to the Staff’s comment, the Company has added disclosure on page 109.  In response to the Staff’s comment regarding the subsets of the semiconductor industry, the Company believes that subsets of the semiconductor market are generally similar and without material differences in the factors relevant to determining compensation levels.

Warranty Agreements, page 123

16.                               We note your response to prior comment 17. Please revise to clarify, if true, that the statute of limitations runs for fifteen years from the date of termination or expiration of the agreement.

In response to the Staff’s comment, the Company has added disclosure on page 123.

Intellectual Property Cross-Licensing..., page 124

17.                               We note your response to prior comment 18. Please clarify whether “the term of the joint venture” refers to a specific date in the future or an unspecified date on which the joint venture is dissolved.

In response to the Staff’s comment, the Company has added disclosure on page 125.

18.                               We note your response to prior comment 20. However, it is unclear, as a practical matter, under what scenarios other than those specified in items (i)-(iii) of the third paragraph of this section you would no longer constitute a majority of the board. Please clarify.

In response to the Staff’s comment, the Company has revised the disclosure on pages 102 and 125.

Should you have any questions or additional comments concerning the foregoing, please contact me at +852-2218-9118 or by facsimile at +852-2218-9280.

Sincerely,

/s/ Mark J. Lee
Mark J. Lee

Enclosures

cc:	Trung T. Doan, CEO, SemiLEDs Corporation
David Young, CFO, SemiLEDs Corporation
Thomas H. Tobiason, Orrick, Herrington & Sutcliffe
Steven V. Bernard, Wilson Sonsini Goodrich Rosati
Allan Yu, KPMG (Taiwan)
Travis D. Jensen, KPMG LLP (United States)